
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
✓ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five
　　　business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Stepstone Art Resources, LLC

Legal status of issuer

　　Form
　　Jurisdiction of Incorporation/Organization
　　Massachusetts

　　Date of organization
　　October 27, 2015

Physical address of issuer
1921 Dublin Road, Richmond, MA 01254

Website of issuer
See.me

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one-half percent (6.5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 17, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$187,651.00	$68,406.00
Cash & Cash Equivalents	$23,484.00	$68,406.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$38,520.00	$12,720.00
Long-term Debt	$400,000.00	$240,000.00
Revenues/Sales	$44.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$116,554.00	-$146,113.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 16, 2018

FORM C-A

Stepstone Art Resources, LLC



EXPLANATORY NOTE

Stepstone Art Resources, LLC (the “Company”) is filing an Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 3, 2018 (the “Form C”). This Amendment is being filed to correctly reflect the Use of Proceeds in Company Summary (attached hereto as Exhibit B). An earlier Amendment was filed on November 16, 2018 to reflect the correct commission payable to the Intermediary, change the target offering amount to $25,000, update the deadline to reach the target offering amount to December 17, 2018, and provide information regarding the concurrent Regulation D offering. An earlier Amendment was filed on October 4, 2018 to update the Company Summary (attached hereto as Exhibit B), to add perks, and include additional part-time team members and advisors.

Up to $1,070,000.00 of Crowd Notes

This Form C-A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Stepstone Art Resources, LLC, a Massachusetts Limited Liability Company (the "C ompany", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of six and one-half percent (6.5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.50	$93.50
Aggregate Minimum Offering Amount	$25,000.00	$1,625.00	$23,375.00
Aggregate Maximum Offering Amount	$1,070,000.00	$69,550.00	$1,000,450.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) First Democracy VC will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at See.me no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is November 16, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the

Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: See.me

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Stepstone Art Resources, LLC (the "Company" or "Stepstone") is a Massachusetts limited liability Company, formed on October 27, 2015. The Company is currently also conducting business under the name of See.me and Boomboomprints.com.

The Company is located at 1921 Dublin Road, Richmond, MA 01254.

The Company's website is https://www.see.me.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is a global platform that helps serious artists and photographers gain recognition, connect with enthusiasts and collectors and earn money. The Company seeks to generate revenue through membership fees from artists, the sale of products based on their art to enthusiasts and collectors and licensing of images to corporations and advertisers. Artists that join Stepstone's membership base on its website see.me are provided tools and a process to help them gain recognition and find economic opportunity.

The Offering

Minimum amount of Crowd Notes being offered	25,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)*	25,000
Maximum amount of Crowd Notes	1,070,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 17, 2018
Use of proceeds	See the description of the use of proceeds on page 23 hereof.

Voting Rights	See the description of the voting rights on page 33 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services to artists and products based on art is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include larger companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and broader brand recognition and larger customer bases and thus may be better equipped than us to develop and commercialize products based on art. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of products based on art, our business depends on developing and maintaining close and productive relationships with our printing vendors and outsourced manufacturing partners.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brendan Burns (Manager and Chief Executive Officer). The Company has or intends to enter into employment agreements with Brendan Burns although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brendan Burns could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Brendan Burns in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in the instance Brendan Burns dies or became disabled, the Company will not receive any compensation to assist with such

person's absence. The loss of such person could negatively affect the Company and its operations. The Board may choose to purchase Key Man life insurance on Brendan Burns in the future.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit

our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of materials, packaging materials, and freight.
The prices of the materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of ink and high quality paper stock. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of paper and ink as well as corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. We have several partners for this reason. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations. We constantly explore new distribution opportunities and technology as a result of this concern.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations. The company is constantly exploring and investing in new platforms and forms of distribution around digital technology.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful. In order to combat this risk the Company is exploring various watermark technologies along with "smart contracts" utilizing blockchain technology which would help protect intellectual property.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of this business depends on our ability to consistently create, attract, identify, market and/or distribute a significant and diverse community of artists and their creative content that can meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We obtain a significant portion of our content from third parties, such as independent artists and photographers. Competition for popular content is intense and although we believe we have advantages that appeal to the independent artist and photographers' other companies may become better positions. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance our business may be adversely affected.

Risks Related to the Securities

We are selling crowd notes that will convert into membership interests or result in payment in limited circumstances.
The Crowd Notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred units), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You may have limited rights. The Company has not yet authorized a preferred class of capital stock, and there is no way to know what voting rights those securities will have.
In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings. Therefore, you will not have the same anti-dilution protections as Major Investors.

Your ownership of the Conversion Units will be subject to dilution.
Owners of the Crowd Notes and, upon conversion, the conversion membership interests, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Crowd Notes in this Offering who do not participate in those

other equity issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, members may experience a dilution in the value of their conversion units depending on the terms and pricing of any future share issuances (including the Crowd Notes being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Massachusetts. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the majority of the Company is owned by Brendan Burns. Subject to any fiduciary duties owed to our other owners or investors under Massachusetts law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There may be additional risks of which we are not aware or that we cannot foresee.
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We are a global platform that seeks to help serious artists and photographers gain recognition, connect with enthusiasts and collectors, and earn money. We generate revenue through membership fees from artists, the sale of products based on their art to enthusiasts and collectors, and licensing of images to corporations and advertisers. Artists that join SeeMe's membership base are provided tools and a process to help them gain recognition and find economic opportunity.

We are building SeeMe as a two-sided marketplace for art. Artists join in order to compete in our global competitions, which are typically aligned with a major event like Armory Week (New York City) or Art Basel (Miami). They submit artwork for consideration in order to gain recognition, win prizes, and to be part of a community. We will then promote these artists over email, our website (See.me), and social channels like Facebook, Instagram, and Twitter.

Business Plan
During 2017, Stepstone acquired two existing venture-backed businesses, See Me Group, Inc., operating the website: www.see.me ("*SeeMe*") and Third Street Industries, LLC, operating the website: Boomboomprints.com ("*BBP*"). During 2018, the Company relaunched SeeMe and expects to relaunch BBP later this year. In addition to the revenue credited to the art market, there are numerous examples that illustrate consumer demand for art and culture:

- There were roughly 850 million visitors to museums in North America during 2016, more than all major league sports and theme parks combined[1]
- Arts and cultural production constitute 4.32% of the US economy or about $700 billion, more than construction, employing 4.7 million workers[2]
- Many municipalities have successfully engaged in urban renewal and revitalization by anchoring these efforts with the arts in the form of museums, art districts and related initiatives[3]

Despite consumer demand for art and culture, there are millions of artists in the world, and most of them fail to make a living creating art.[4] Legacy distribution channels such as galleries are in decline as technology has transformed how we discover and consume most media – consider video (YouTube), music (Spotify), and photos (Instagram).[5] In other media, new companies have used digital distribution to disrupt the historic middleman and change the business model in a way that, generally, benefits the "creator" and pleases the consumer. STAR is pursuing this path for the visual arts by building SeeMe into a platform that supports a community of Artists and Consumers, making it easy for them to interact with each other and create value either through exposure or the creation of products.

We believe our competitive advantage between our approach and a pure ecommerce platform (like Etsy or theminted.com), is that we are starting with a real connection between the artist and the fan and facilitating ecommerce as a byproduct or expression of that relationship rather than a pure commercial approach. We believe that the connections we foster between artists and fans or

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[1] https://www.aam-us.org/programs/about-museums/museum-facts-data/
[2] https://www.arts.gov/artistic-fields/research-analysis/arts-data-profiles/arts-data-profile-6
[3] https://via.library.depaul.edu/cgi/viewcontent.cgi?article=1117&context=etd
[4] https://news.artnet.com/market/artists-make-less-10k-year-1162295
[5] https://news.artnet.com/market/artists-make-less-10k-year-1162295

creatives and consumers, which seeks to be more personal and authentic, could be more sustainable. These connections may also allow us to explore multiple revenue opportunities beyond product such as memberships and ticketing and thus, generate more economic value over time as we seek to build a robust ecosystem.

Our Platforms
We believe there is a symbiotic relationship between the properties we own: SeeMe and Boomboomprints. See.me is one of the largest online networks for visual artists and their fans with over 200,000 artists on the platform and a subscriber list of over 750,000. Boomboom is a product platform whereby artists can upload artwork, select products on which their work can appear (e.g. prints or different textiles) and consumers can select and purchase unique items around the art. To date, Boomboom has been focused on original children's room décor and related baby gifts and we plan to expand to focus on different customer segments off the platform. We believe each has developed strong and positive brand awareness, good online tools and, in the case of See.me, built a large audience. Our focus is on (a) reinvigorating and growing the community, and (b) execution and revenue generation.

Revenue Model
The crucial challenge to overcome when building a direct-to-consumer digital business is cost-effective customer acquisition and developing a reliable, repeatable funnel. The key to our model is the "Artist Open Call," essentially a competition where an artist submits work in order to gain recognition, sell work, or win other prizes by participating. The Artist Open Call culminates in a combination virtual and live event that seeks to create real buzz. Here is how it works:
 (1) Announce contest and market to current artist base
 (2) Artists become "members" – between $100 – $200 per year
 (3) Members can enter the competition
 (4) Artists grant See.me rights on images for promotion and resale
 (5) Artists promote over their own social channels to gain attention and social recognition
 (6) See.me (and jury) pick 100+ semi-finalists
   - Start promoting to email list and 400,00 Facebook followers (current)
 (7) See.me (and jury) pick 10 winners
   - Recognition at in-person event
   - Follow-on promotion and merchandising to all channels including email, website, and social media
   - SeeMe markets limited edition prints and related products

Initial Activation & Key Metrics
During 2018, we have announced at least six major competitions/exhibitions:
 - Armory Week (NYC) – March 9th
 - Art Takes Times Square (NYC) – June 7th
 - Aspen Food & Wine (Aspen, CO) – June 14th
 - Tribeca Art Night/Affordable Art Fair Week (NYC) – September 26th
 - Art Basel Miami (Miami) – December

Our initial activation (Armory Week) launched in February 2018. We pursued a path designed to lend an air of exclusivity and attract the most committed artists and highest quality work. This required artists to (a) apply to become members and fill out a membership form and (b) follow up afterwards and pay $99 annual/$33 quarterly (introductory annual rate) before submitting work. In three weeks (by March 30th) we achieved over 300 members and over $25,000 in gross bookings from membership fees.

History of the Business

The Company was incorporated on October 27, 2015. On July 19, 2017, pursuant to an Asset Purchase Agreement, the Company, operating as Stepstone Art Resources, LLC, acquired Boomboomprints.com ("**BBP**"). Pursuant to the terms of said agreement, the Company bought BBP's technology holdings, which includes: all software, files, source code, domain, supporting websites, and all other technology used by the BBP. In addition to BBP's technology, the Company acquired BBP's customer information and business records.

On October 31, 2017, pursuant to a certain Asset Purchase Agreement, the Company acquired title of See Me Group, Inc.'s assets, including its intellectual property and goodwill. See 'Intellectual Property' below for a description of the Trademark.

The Company's Products and/or Services

Product / Service	Description	Current Market
Our core product is Membership to the SeeMe Community for Artists.	Artists and photographers join the community to participate in juried competitions, gain recognition, sell artwork and discover new opportunities.	We aim to appeal to new and emerging artists globally as it can be difficult for them to gain traction on their own.
Our second product is the sale of archival quality prints on paper and canvas.	During each competition, we identify the best artwork and artists and license their work. We then create limited edition products based on these images. Prices typically range from $50 to $5,000.	The fine art market globally exceeds $60 billion US (UBS Fine Art Market Report). Affordable contemporary art priced <$5,000 is one of the fastest growing segments appealing to all consumers but especially millennials who prize uniqueness and a genuine connection with the artist.[6]

As of the date of this Form C, the Company is planning three new initiatives.

- First, the Company is working with high end art consultants to create opportunities to curate art into residential and corporate settings using SeeMe artist's work; our initial relationship is with Art Assets (http://artassets.com/).

- Second, the Company is planning to create a "smart contract" that will facilitate rights management for our artist's intellectual property both protecting them and creating long-term economic opportunity. The current process requires artists to sign off on rights as they join the platform. When the Company seeks to create reproductions of the art the Company has to go back to the artists and ask for specific additional rights. A more efficient way to solve both problems is using a smart contract with Blockchain technology. This is not a

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[6] https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf

unique idea but is an important one in the art world and will a key for Stepstone/SeeMe as it seeks to protect artists intellectual property.[7]

- Third, the Company is working on a digital-only "art TV" channel that will feature SeeMe artist stories and art. Management expects this to debut in late 2019.

Competition
The Company's primary competitors are multiple "open call" competitions that artists enter as a part of their practice/profession. They are often regional in nature or specific to a genre (like sculpture). There are also numerous websites that sell art via ecommerce such Fulcrum Gallery, FineArtAmerica or Art.com.

The Company's competitive process and highly curated approach aims to make it easier for artists to get discovered. On the art ecommerce side, we seek to offer fresh, contemporary artists that consumers can connect with and feel that they have made a unique purchase. Many other sites can be generic in nature and have identical product selection. Because of the Company's competitions, the Company is able to source new, often undiscovered, high-quality artists. The Company believes this will make us especially appealing to contemporary consumers.

Customer Base
The Company has two primary customer types: artist members and art enthusiasts. First, the members are the aspiring or emerging fine art artist/photographer who works at their craft consistently and show their work whether currently for sale or not. Second, art enthusiasts and collectors who seek to follow and connect with new and emerging talented artists online and in person. Under the right circumstances, these enthusiasts support the artists through the purchase of their work and in other ways such as liking and sharing their work on social channels and referring art to their friends.

Intellectual Property

Registration#	Goods / Services	Mark	File Date	Registration Date	Country
85421122	IC 035. US 100, 101, 102: Promotional Services IC 042. US 100,100: Computer Services	SEE.ME	September 13, 2013	February 12, 2013	USA

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals.

Litigation
The Company is currently not subject to any litigation

Other

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[7] https://www.nytimes.com/2018/06/08/arts/art-financialization-blockchain.html

The Company's principal address is 1921 Dublin Road, Richmond, MA 01254.

The Company conducts business in Massachusetts.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$1,625	6.50%	$69,550
Campaign marketing expenses or related reimbursement	4.00%	$1,000	4.21%	$45,000
General Marketing	20.00%	$5,000	18.69%	$200,000
Research and Development	10.00%	$2,500	7.01%	$75,000
Equipment Purchases	2.00%	$500	1.87%	$20,000
Future Wages	0.00%	$0	14.02%	$150,000
Accrued Wages	24.00%	$6,000	3.74%	$40,000
Accrued expenses of managers, officers, directors or employees	10.00%	$2,500	1.50%	$16,000
Repayment of Debt	10.00%	$2,500	2.80%	$30,000
Repayment of obligations in arrears	5.00%	$1,250	1.26%	$13,500

General Working Capital	8.50%	$2,125	19.71%	$210,950
Artist's Residencies	0.00%	$0	18.69%	$200,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds as determined by the Board of Directors based on market conditions and future opportunities; for example, the company may pursue certain strategic acquisitions or develop additional technology that benefits its community.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Brendan Burns

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Brendan has served as the Manager and Chief Executive Officer of the Company since its inception in 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Since the inception of the Company, as the Manager, Brendan has been responsible for the Company's venture financing activities as well as the Company's business strategy.

Education
Brendan graduated from Fordham University with a Bachelor of Science in Business in 1990. Subsequently, he graduated from Columbia University's Graduate School of Business with an MBA in Corporate Finance and Entrepreneurial Studies in 1995.
Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Brendan Burns

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Brendan has served as the Manager and Chief Executive Officer of the Company since its inception in 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Since the inception of the Company, Brendan has been responsible for the Company's venture financing activities as well as the Company's business strategy.

Education
Brendan graduated from Fordham University with a Bachelor of Science in Business in 1990. Subsequently, he graduated from Columbia University's Graduate School of Business with an MBA in Corporate Finance and Entrepreneurial Studies in 1995.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue three classes of membership interests: preferred units, common units, and incentive units. As of the date of this Form C, the Company has authorized and issued five hundred sixty-one thousand, six hundred fifty-one (561,651) units of preferred membership interests (the **"*Preferred Units*"**) and seven hundred sixty thousand (760,000) units of common membership interests (the "***Common Units***"), pursuant to the Amended and Restated Limited Liability Company Agreement executed on January 1, 2018 (the "***Amended LLC Agreement***"). The Company has conducted the following prior Securities offerings in the past three years:

Preferred Units
On January 1, 2018, the Company entered into Membership Interest Purchase Agreements with Michael Allen, Walter Bernheimer, the Lascoe Family Trust and Micandea, LLC for the aggregate sale of three hundred seventy-six thousand, six hundred fifty-one (376,651) of Preferred Units, at purchase price per unit of $1.00, for aggregate proceeds of $376,651.00 in an exempt offering pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended (the "***Securities Act***").

On January 1, 2018, the Company entered into a Membership Interest Purchase Agreement with Brendan Burns for the sale of one hundred eighty-five thousand (185,000) of Preferred Units, at purchase price per unit of $1.00 for aggregate proceeds of $185,000.00 in an exempt offering pursuant to Section 4(a)(2) under the Securities Act.

Common Units

On January 1, 2018, the Company entered into a Membership Interest Purchase Agreement with Brenan Burns for the sale of seven hundred sixty thousand (760,000) of Common Units, at purchase price per unit of $1.00, for aggregate proceeds of $760,000.00 in an exempt offering pursuant to Section 4(a)(2) under the Securities Act.

Incentive Units
On January 1, 2018, pursuant to the Amended LLC Agreement, the Company and its members adopted an equity incentive plan for the Company's employees, managers, consultants, or other service providers (the "*Incentive Plan*") to issue membership interest (the "*Incentive Units*"). Pursuant to the Incentive Plan, two hundred and fifty thousand (250,000). Incentive Units are intended to be reserved for allocation in the form of award agreements to its employees, managers, and service providers. Pursuant to the Amended LLC Agreement, the number of Inventive Units shall not exceed five percent (5%) of the aggregate total of Preferred Units and Common Units outstanding on a fully diluted basis.

As of the date of this Form C, the Company has not issued any Incentive Units.

Convertible Notes
On June 1, 2018, the Company entered into a convertible promissory note (the "*Convertible Note*") with Barbara Paley (the "*Lender*"). This Convertible Note was issued in a transaction not involving any public offering, within the meaning of Section 4(a)(2) of the Securities Act. Pursuant to the terms of the Convertible Note, the Company borrowed $25,000 from Lender to provide the Company with working capital. The Convertible Note will automatically convert into Preferred Units on September 30, 2018. The Convertible Note contains a valuation cap of $4 million.

As of the date of this Form C, no action has been taken to extend or convert the Convertible Note and the Convertible Note remains outstanding.

The Company has the following debt outstanding:

Brendan Burns Loan #1
On July 1, 2018, the Company entered into a loan with Brendan Burns for the principal amount of $50,000. The loan includes an annual interest rate of 10% and the Company shall repay the loan at the rate of $10,000 per quarter plus accrued and unpaid interest beginning January 1, 2019. Pursuant to the terms of the loan, the Company shall repay the debt on or before April 1, 2020. The Company may exercise the option to pay all or any portion of the principal sum or accrued interest at any time without notice or penalty.

Brendan Burns Loan #2
On July 1, 2018, the Company entered into a loan with Brendan Burns for the principal amount of $20,000. The loan includes an annual interest rate of 10% and the Company shall repay the loan at the rate of $5,000 per quarter plus accrued and unpaid interest beginning January 1, 2019. Pursuant to the terms of the loan, the Company shall repay the debt on or before January 1, 2020. The Company may exercise the option to pay all or any portion of the principal sum or accrued interest at any time without notice or penalty.

Valuation
No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Brendan Burns (51%).

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Brendan Burns	51.0%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company generates substantially all of its revenue from its annual membership fees from artists and sales from the Company's products. Management expects to maintain (or modestly grow) our current expense level as we ramp up promotion. In the second half of 2018 we will conduct two new events (Art Takes Soho 2018 and Art Takes Miami 2018) and host at least three artist exhibitions. Additionally, we expect to commence art ecommerce sales, targeting September 2018. Our general practice is to supplement the core team with freelance expertise in digital marketing, videography, production and design. We expect modest headcount increase during following the offering.

The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $102,607.00and $135,118.00 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $0.00 in gross profit, resulting in a net income of $-146,113.00. In 2017, the Company generated $44.00 in gross profit, resulting in a net income of $-116,554.00.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated $12,864.00 and $18,417.00 for the years ended December 31, 2017 and 2016, respectively.

Advertising

The Company expenses the cost of advertising as incurred and aggregated $13,505.00 and $0.00 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $30,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Specifically, it will help us to build out the artist offering on our website and increase the membership value proposition, expand our presence at important art fairs (thus benefiting artists), further our commitment to public arts programming (in partnership with local organizations), offer artist residencies and become a leader offline and online in offering original (and limited edition) works from new and emerging artists.

The Company does expect to achieve profitability in the next 12 months and intends to focus on growing our membership base (recurring revenue), driving sales of products based on our artist's work such as limited edition prints and related products, and increasing our efforts to form corporate partnerships and sponsorships.

The Company's average monthly burn rate under normal operations is roughly $20,000 to $25,000. This amount may fluctuate as we seek to ramp up membership and invest in improvements to the website and artist membership offering. In June and July of 2018, our burn rate was higher ($63,000.00 in operating expenses) as we slowed down membership additions while making improvements to the website.

The Company plans to raise additional funds via a concurrent Regulation D offering; the combined proceeds of the two offerings (the "Combined Offering") are not to exceed $2,000,000.00.

Capital Expenditures and Other Obligations
On October 31, 2017, pursuant to a certain Asset Purchase Agreement, the Company acquired title to all of the assets owned by See Me Group, Inc for a purchase price $100,000. In connection with this agreement, the Company shall pay the seller a cash amount equal to ten percent (10%) of the gross revenues generated in connection with its site: www.see.me (the "***Website Revenue***") during each of the subsequent three years following the October 31, 2017; provided, however, that no royalties earnout payment shall be due (a) unless and until the Company earns $334,000 in Website Revenue in year one and (b) unless and until the Company earns $333,000 in Website revenue in years two and three. The Company may elect to make a one-time payment to seller on or after October 31, 2018 to fully satisfy the royalties earnout obligations under the agreement.

On July 19, 2017, the Company entered into a certain Asset Purchase Agreement with Third Street Industries, LLC for the purchase of assets relating to BoomBoom Prints for a purchase price of $10,000. In connection with this agreement, the Company shall pay the seller ten percent (10%) of future revenues earned from the BBP technology, which includes boomboomprints.com domain and technology used to conduct its business. The royalty obligation is in effect for a period of 24 months from the purchase date, July 19, 2017, and the Company received a credit for the first $50,000.00 of revenue. The first $5,000.00 earned will not be credited to the seller. The royalty obligation will expire in July 2019. Payments are to be made 30 days after the end of the calendar quarter.

To date, no royalty earnout payment obligations have been incurred.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00 of the $2,000,000.00 Combined Offering, including the concurrent Regulation D offering. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 17, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Conversion cap. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one-half percent (6.5% percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$4,000,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

  a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

  b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Note, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
  i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
  ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to one and a half times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

This Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Notes into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D
The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company will sell up to an aggregate amount of $2,000,000.00 in the Combined Offering.

Other Classes of Securities of the Company
On January 1, 2018, the Company and its members entered into an Amended LLC Agreement, which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

The Company's management is controlled by a board of managers. Currently, Brendan Burns has been appointed to serve as the Company's sole Manager. Managers shall be appointed from time-to-time by the affirmative vote of Members holding a majority of the outstanding membership interests. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

The following description summarizes important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in Amended LLC Agreement, as well as Massachusetts General Law.

Voting Rights
Each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under the Amended LLC Agreement, except as otherwise provided by the Amended LLC Agreement or as otherwise required by the Massachusetts General Law or applicable law. Matters specifically enumerated in the Amended LLC Agreement for Unit holder vote include but are not limited to tax matter representative board composition, elections and removals, and liquidation.

Rights to Distributions
The Company currently has three classes of Members who hold Common Units, Preferred Units, and Incentive Units. Holders of Common Units are entitled to receive distributions, as may be declared from time to time by the Manager out of legally available funds. The priority of the Company's distribution is as follows:

(a)   first, to the Members pro rata in proportion to their holdings of Preferred Units, until distributions equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units;

    (b) second, to the Members pro rata in proportion to their holdings of Common Units, until distributions equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Common Units; and

    (c) third, any remaining amounts to the Members holding Preferred Units, Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Preferred Units, Common Units and Incentive Units treated as one class of Units.

 The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

    Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, the Members will be entitled to share in the net assets legally available for distribution to Members after the payment of all of the Company's debts and other liabilities, establishment of reserves and subject the Company Amended LLC Agreement. Liquidation distributions shall be made in the same manner and order of priority described under "Rights to Distributions" above.

    Rights and Preferences
The Company, first, and each Member holding Preferred Units and/or Common Units second, has a right of first refusal if any other Member receives a bona fide offer that the offering Member desires to accept to transfer all or any portion of the Preferred Units and/or Common Units it owns. Each holder of Preferred Units or Common Units has the right to purchase its applicable pro rata portion of any new securities that the Company issue or sell.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize this instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Loans

Related Person/Entity	Brendan Burns
Relationship to the Company	Managing Partner
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	Working capital.
Description of the transaction	The Manager of the Company made a loan to the Company.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brendan Burns
(Signature)

Brendan Burns
(Name)

Manager and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brendan Burns
(Signature)

Brendan Burns
(Name)

Manager and Chief Executive Officer
(Title)

November 16, 2018
Date

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

STEPSTONE ART RESOURCES, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

September 12, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stepstone Art Resources, LLC
Richmond, MA

We have reviewed the accompanying financial statements of Stepstone Art Resources, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STEPSTONE ART RESOURCES, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 23,484	$ 68,406
TOTAL CURRENT ASSETS	23,484	68,406
NON-CURRENT ASSETS		
Intangible Assets	149,167	-
Goodwill	15,000	-
TOTAL NON-CURRENT ASSETS	164,167	-
TOTAL ASSETS	187,651	68,406
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	11,904	95
Convertible Note Interest	26,616	12,625
TOTAL CURRENT LIABILITIES	38,520	12,720
NON-CURRENT LIABILITIES		
Convertible Note	325,000	240,000
Related Party Loan	75,000	-
TOTAL LIABILITIES	438,520	252,720
SHAREHOLDERS' EQUITY		
Capital Contributions	35,000	-
Additional Paid in Capital	-	-
Retained Earnings (Deficit)	(300,868)	(184,315)
TOTAL SHAREHOLDERS' EQUITY	(265,868)	(184,315)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 172,651	$ 68,406

STEPSTONE ART RESOURCES, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 44	$ -
Cost of Goods Sold		-
Gross Profit	44	-
Operating Expense		
Legal & Professional	10,405	36,701
General & Administrative	12,864	18,417
Advertising	13,505	-
Management Fee	65,000	80,000
Amortization Expense	833	-
	102,607	135,118
Net Income from Operations	(102,563)	(135,118)
Other Income (Expense)		
Interest Expense	(13,990)	(11,033)
Interest Income	-	38
Net Income	$ (116,554)	$ (146,113)

STEPSTONE ART RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (116,554)	$ (146,113)
Change in Amortization	833	11,033
Change in Interest Expense	13,990	
Change in Accounts Payable	11,808	
Net Cash Flows From Operating Activities	(89,923)	(135,080)
Cash Flows From Investing Activities		
Change in Related Party Loan	(10,000)	-
Net Cash Flows From Investing Activities	(10,000)	-
Cash Flows From Financing Activities		
Change in Convertible Note	55,000	75,000
Net Cash Flows From Investing Activities	55,000	75,000
Cash at Beginning of Period	68,406	128,486
Net Increase (Decrease) In Cash	(44,924)	(60,081)
Cash at End of Period	$ 23,484	$ 68,406

STEPSTONE ART RESOURCES, LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Beginning Members' Equity	$ (184,315)	$ -
Increase in Members' Equity Contribution	760,000	-
Net Income	(116,554)	(184,315)
Ending Members' Equity	$ 459,132	$ (184,315)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

        Stepstone Art Resources, LLC ("the Company") is a corporation organized under the laws of the State of Massachusetts. The Company operates an online platform for artists and photographers to gain recognition and receive feedback for their work.

NOTE B- GOING CONCERN

        The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses of $116,554 and $146,113 in 2017 and 2016, respectively.

        The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering during 2018 and will pursue other sources of debt or equity financing. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

        These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 12, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Goodwill

The Company capitalized goodwill in connection with its purchase of various intangible assets during 2017. The Company intends to amortize goodwill on a straight-line basis over management's estimate of its commercial life (ten years).

Intangible Assets

During 2017, the Company acquired intangible assets consisting of branding and client relationships. These items will be amortized on a straight-line basis over 15 years. This period represents the Company's estimate of the commercially useful life of the assets.

Royalty Agreement

The Company agreed to pay royalties of 10% of gross revenues that exceed pre-agreed base amounts over the following 3 years from the closing date (October 31, 2017) of its purchase of See.Me. The base amounts are $334,000 in revenue for the first royalty period and $333,000 in revenue for the second and third royalty period.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of Massachusetts. The Company's tax filings in the State of Massachusetts for 2016, 2017, and 2018 will remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- CONVERTIBLE DEBT

In 2017 and 2016, the Company borrowed against a pre-existing convertible note ("the Note") for the purpose of funding continuing operations. The Note accrues interest at the rate of 7% per annum and matures in 2019. The Note includes the option to convert to equity in the Company under certain pre-agreed circumstances.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 12, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Stepstone Art Resources

Market: Art

Product: Global art platform that promotes and sells work for artists, musicians, photographers, designers, and creative enthusiasts

Company Highlights

- Purchased global art community, SeeMe, in October 2017
- Transformed SeeMe platform to paid membership model in February 2018
- More than 1,600 artists have become SeeMe members since February 2018
- Company is hosting art competitions in Times Square NYC, Art Basel Miami and other high-profile locations across the U.S. during 2018 and 2019

PERKS*

Investment Level	Artist	Enthusiast
$100+:		**Supporter Level** 10% discount for one year on art/products, plus event invites (first come first served)
$250+:	**SeeMe Core Member** 2-year membership, plus t-shirt and Instagram post with link to artist's SeeMe profile	**Enthusiast Level** 10% discount (perpetual) on art/products, plus event invites (first come first served), and ability to sponsor an artist for any SeeMe competition
$750+:	**SeeMe Elite Member** 5-year membership, plus t-shirt, Instagram and Facebook posts, and invitation to be on the Artist Advisory Council	**Collector Level** 15% discount on art, plus sneak peaks for new artists and new art availability, an invite to SeeMe's Art Basel Miami Party or Art Takes Times Square, and ability to sponsor two artists for a year
$5,000:		**Patron's Circle** All the above, plus tickets for Scope dinner with SeeMe team in Miami (at Art Week Miami & tickets for Art Takes Times Square yearly), ability to fund 10 artist membership scholarships for one year, and join the See.Me jury panel for one competition per year, and all Artist perks

You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks above are NOT inclusive of lower dollar amount perks unless specifically stated otherwise.

Opportunity

Despite consumer demand in the $63.7 billion art industry, many of the millions of artists around the world struggle to earn a living. Legacy distribution channels—such as galleries and frame stores—can be highly inefficient and have a declining market share. In contrast, technology has transformed the way consumers discover and consume media over the past 20 years, namely through social media, streaming capability, and other innovations. Modern companies have started using digital distribution to disrupt the traditional business model and redirect the focus towards benefiting artists and satisfying consumers. [i]

Founded in 2015, Stepstone Art Resources (STAR) is pursuing a path of digital distribution for the visual arts by building SeeMe into a platform that supports the artistic community and creates revenue generation possibilities. The platform is designed to enable artists and consumers to easily interact with each other and create value through exposure and the creation of art products. In 2017, the company acquired two subsidiaries—SeeMe and Boomboomprints.com (BBP). STAR relaunched SeeMe in 2018 and expects to relaunch BBP in late 2018. Similar to Etsy, the company aims to connect artists with enthusiasts and consumers through an ecommerce platform that focuses on fostering relationships over commercialism. STAR plans to explore revenue opportunities created by nurturing relationships between artists, fans, creatives, and consumers—such as memberships and ticketing— that would increase its economic value and contribute to a more robust ecosystem.

Product

SeeMe

SeeMe is a global platform that helps artists gain recognition, connect with enthusiasts and collectors, and earn income. It accomplishes this by hosting art shows and competitions, printing catalogues, and displaying art on its site. The company caters to artists, photographers, musicians, designers, and creative enthusiasts. SeeMe provides a way for art enthusiasts and corporations to discover emerging artists and license unique art.

Artists must apply and submit a portfolio to the SeeMe team in order to be considered for membership on the platform. Each membership includes:
- Inclusion in at least one exhibition within the company's global program
- Inclusion in at least one quarterly printed catalogue
- Eligibility to participate in at least seven juried global photography and art competitions
- Consideration for inclusion in the digital Gallery where SeeMe will sell artists' products
- Opportunity for promotion to hundreds of thousands of viewers on the website, social channels, and company newsletter
- Access to SeeMe's membership team who work directly with artists on all the company's promotional resources

SeeMe also hosts several competitions and open calls throughout the year. The company has already hosted five exhibitions in 2018 and plans on hosting several more.

2018 Competitions:
- Armory Week (NYC) – March 9th
- Art Takes Times Square (NYC) – June 7th
- Aspen Food & Wine (Aspen, CO) – June 14th
- Tribeca Art Night/Affordable Art Fair Week (NYC) – September 26th
- Art Basel Miami (Miami) – December



Each competition has its own jury (of art industry professionals and influencers) and awards that typically include, exhibitions, cash grants, partnership with sponsors, and more. One of the largest competitions SeeMe hosts is Art Takes Times Square. In 2018, the company took over the 22nd floor of Four Times Square and featured 50 select artists alongside more than 150 installations and performances.

SeeMe is planning on launching its own digital gallery in Q4 2018. The company's approach is to offer a highly curated selection of the best artists from its competitions. These pieces are then sold on the website and thru email marketing to our list of art enthusiasts and collectors. The company also operates a "pop-up" gallery during each of its exhibitions selling art in person and taking orders that are fulfilled direct to consumer.

Boomboomprints.com

Stepstone Art Resources is planning on relaunching Boomboomprints.com at the end of 2018. BBP is a product platform where artists can upload artwork and select products that their work can appear on—such as prints, canvas, and other textiles. Consumers can then select and purchase unique items featuring the artist's work. To date, BBP has focused on original children's room décor and related baby gifts. Stepstone Art Resources plans on expanding its focus to include other customer segments.

Use of Proceeds and Product Roadmap

SeeMe intends to use the proceeds from this raise to increase its marketing budget in order to drive artist memberships and help artists gain exposure. If the minimum amount of $25,000 is raised, SeeMe plans to allocate most of the proceeds to marketing, accrued expenses, repayment of debt, and general working capital. The company has accrued expenses and debt from the construction of its gallery. If the maximum amount of $1.07 million is raised, the company plans to allocate almost 20% for general working capital, 18.7% for marketing, and 18.7% for building artist residences. The company also plans on spending 14% on future wages to hire key employees and drive growth. The company has discretion to alter the use of proceeds mentioned based upon prevailing market conditions, board approval, and future opportunities (ex. the company may pursue certain strategic acquisitions or develop additional technology that benefits its community).





Business Model

SeeMe generates revenue from artist membership fees, the sale of art products to enthusiasts and collectors, and licensing of images to corporations and advertisers. SeeMe charges artists a membership fee of $119 per year or $39 per quarter. During each competition, the company identifies and licenses the best artwork as determined by the jury. The limited-edition products based on these images are typically priced between $50 to $5,000.

USER TRACTION

Since relaunching in January 2018, SeeMe has added more than 1,600 active artist members. In December 2017, it launched a free activation at Art Basel Miami where 2,400 artists submitted work. The company officially launched its paid membership model in February 2018. It had 270 members sign up in both February and March, with an addition 150 signups in April and 230 in May. In November, the company had its best month in terms of user growth, adding 519 artists to its paid platform. Since March 2018, SeeMe has received 12,620 applications to join its artist community.

Stepstone Art Resources began collecting revenue from SeeMe in January 2018. The company did not have any revenue in 2016 and 2017 because it relaunched SeeMe during early 2018 and has not yet relaunched Boomboomprints.com. Revenue grew from $44 in January 2018 to $5,082 in June 2018. All revenue was generated from artist membership fees. Stepstone Art Resources will begin collecting revenue from Boomboomprints.com when the site is relaunched in Q4 2018.



Expenses have grown in 2018 as Stepstone increased spending on contractors to build the digital gallery that is projected to open in October 2018. Total expenses in the first half of 2018 were $262,089, up from $101,774 in all of 2017. Total expenses in 2016 were $135,118, of which, $80,000 was spent on management fees. In 2018, payments for contractors was the largest expense—totaling $115,653—followed by event expenses which totaled $38,179. The company plans on increasing its marketing spend in 2018 and 2019.



Year to date through June 2018, Stepstone Art Resources has incurred a $257,000 net loss. The net loss is mostly due to the company's increased spending on hosting events and opening a digital gallery in order to drive artist acquisition. STAR had a net loss of $146,113 and $116,554 in 2016 and 2017 respectively.



In 2017, sales in the global art market reached $63.7 billion, up 12% over 2016. The U.S. was the largest market, accounting for 42% of sales ($26.6 billion), a 16% increase over 2016. China and the UK were the second and third largest markets, respectively, accounting for a combined 41% of the global market.[ii]



Figure 1.1 | Sales in the Global Art Market 2007–2017

© Arts Economics (2018)

Dealers reported making 46% of their sales at art fairs in 2017, up 5% over 2016. Sales at fairs were estimated to reach roughly $15.5 billion in 2017, up 17% over 2016. Online sales represented 8% of total sales, reaching a new high of $5.4 billion in 2017. The online art market has increased by 72% over the past five years. Dealers stated that online sales have been a key method for accessing new buyers, claiming that 45% of their online buyers were new to their business in 2017.[iii]



Figure 5.1 | Sales in the Online Art and Antiques Market

© Arts Economics (2018)

COMPETITORS

Fulcrum Gallery: Founded in 2002, Fulcrum gallery is an online marketplace for art and art-related services. Fulcrum offers a wide selection of over 200,000 works of art, encompassing photography, modern art, classical art, traditional art, contemporary art, and many others. The company also offers value added services, including custom framing and canvas transfers.[iv]

ArtSlant: Founded in 2007, ArtSlant is a networking and content platform that aims to provide a social perspective on art. It offers artist subscriptions that include a variety of programs and resources for artists to select. Artists can choose from a free subscription, standard subscription ($55/year), or premium subscription ($165/year). The free subscription gives artists a public profile on ArtSlant with up to 60 images, a full slideshow, an exhibition history, and a personal blog. The premium subscription offers a standalone website that is managed by ArtSlant with its personal domain name.[v] The company claims to have more than 200,000 profiles of art professionals.[vi]

Art.com Inc.: Art.com is an online specialty retailer of wall art and complementary décor. The company has over 2 million images and claims to have served more than 19 million customers in 150 countries. Art.com has a variety of customers, including individuals, national retail partners, museums, hotels, interior designers, and more. The company offers limited-edition prints, hand-painted originals, home accessories, framing, and specialty brands. Art.com Inc. runs two sites in the U.S.—Art.com and AllPosters.com—and has 25 localized sites in Europe, Japan, Canada, Australia, Mexico, and South America.[vii]

Fine Art America: Founded in 2006, Fine Art America is an art marketplace and print-on-demand technology company. Artists and photographers are able to upload their images to the company's site, set prices, and sell products to a global audience of online, mobile, and real-world buyers. Fine Art America handles all orders on behalf of artists, including printing, framing, matting, packaging, shipping, and collecting payments. The company claims to have more than 100,000 living artists and photographers selling more than ten million images on their site.[viii]

Abstract Art Gallery: Abstract Art Gallery offers a global curated marketplace for artists to exhibit and sell their work. In November 2017, the company was purchased by artist Daniel Rustad and is now a subsidiary of Rustad Group Innovations.[ix] Artists can register for the site and—if they are accepted—Abstract Art Gallery will sell their work. The company takes a 20% commission on all art sold through its site.[x]

FOUNDERS



Brendan Burns, Founder & CEO: Prior to founding Stepstone Art Resources, Brendan served as the CEO of 1000|Museums. 1000|Museums—a venture-backed ecommerce and art licensing company—built a global network of fine art museums, such as the Guggenheim (NYC), the Van Gogh Museum (Amsterdam), the MFA Houston, and many others. Early in his career, Brendan was a member of AdOne's founding team and served as CEO. He has an MBA from Columbia University and earned his BS from Fordham University. Since 2004, Brendan has been an adjunct professor at the Lang Center for Entrepreneurship in Columbia's Graduate Business School and serves on the Advisory board of the Lang Fund.



Alex Nero, Co-founder & Creative Director: Alex is an American artist who utilizes experimental techniques with chemistry and the physical dynamics of paint within vessels of water. He has led creative projects with startups for over 10 years and has a multi-disciplinary background in full stack development in eCommerce environments. Alex leads the technology and creative direction at Stepstone Art Resources.



Serena Reynolds: Serena leads the social media and curatorial efforts at See.Me. Serena has also played a key role in leading artist community engagement at for almost four years. Serena has a demonstrated history in social media management, is a professional videographer, and a freelance film veteran. Serena graduated from the Parson's School of Design with a focus on photography.



Grace Shanon: Grace leads the gallery and online shop at See.Me. Grace has a strong and unusual background in the art, ecommerce, and financial worlds. On the financial front she worked at both Goldman Sachs and the financial startup, Chatham Energy (sold to ICE). Subsequently, Grace was the founder and CEO of Bee Organic and also the founder of Columbia Startup Lab. She is a member of the National Arts Club in Gramercy Park and on the associate board of Madison Square Park Conservancy and its Arts Committee. Grace graduated from Columbia Business School.



Jon Hale: Jon is an experienced financial analyst and CFA charterholder who supports the finance and operations efforts at See.Me. He has worked with several early-stage companies and traditional financial institutions including Mission Wealth and Avenir Corporation. Jon is currently completing a Master's in Engineering and Robotics at Northeastern University.

ADVISORS



Jeremy Miller: Jeremy is the CEO & Founder of FSAStore.com, an ecommerce operator of healthcare products. FSAStore was a 2017 Crain's NY Best Places to Work in NYC recipient[xi] and Jeremy was named 2018 EY Entrepreneur of the Year.[xii] Jeremy graduated from Columbia Business School and UC Berkeley.



Dave Lerner: Dave is the Director of Entrepreneurship at Columbia University. He is also an Adjunct Professor of Entrepreneurship at Columbia Business School where he teaches the Greenhouse Accelerator Program and the Launch Your Startup class. Prior to working at Columbia University, he founded and successfully exited Startup Genome and LLS, Inc. His personal blog explores the worlds of university entrepreneurship, angel/venture investing, and startups.



Rich Rosa: Rich is the managing partner of Pointshot Advisory. Pointshot Advisory provides consulting services to portfolio companies, management teams, venture investors, and corporate boards specializing in emerging companies. Prior to Pointshot, Rich held several positions including COO of Rockstar Networks, Partner at Sterling Select, and co-founder and CTO of Debt Resolve Inc.



Ujjwal Dhoot: Ujjwal is currently the Chief Marketing Officer at FSAStore.com. He previously held senior marketing positions at Charming Charlie, PetCare/RX, and 20x200.com. Ujjwal has a demonstrated history in metric driven online marketing, analytics development, and online customer experience.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1,070,000
Valuation Cap: $4 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

---

[i] https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf
[ii] https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf
[iii] https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf
[iv] https://www.fulcrumgallery.com/aboutus.aspx
[v] https://www.artslant.com/ew/intros/plans
[vi] https://www.artslant.com/ny/articles/show/5576-welcome-to-artslant
[vii] https://www.linkedin.com/company/art.com/

viii https://fineartamerica.com/aboutthissite.html

ix http://www.abstractart.gallery/about-us

x http://www.abstractart.gallery/artist-guide

xi https://www.crainsnewyork.com/article/20170928/NEWS/170929887/introducing-crain-s-best-places-to-work-in-new-york-city-in-2017-and-be-sure-to-return-for-the-rankings-in-december

xii https://www.prweb.com/releases/2018/06/prweb15567054.htm

EXHIBIT C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Stepstone Art Resources, LLC
1921 Dublin Road
Richmond, MA 01254

Ladies and Gentlemen:

The undersigned understands that Stepstone Art Resources, LLC., a Limited Liability Company organized under the laws of Massachusetts (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 2, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 17, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Massachusetts, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company,

2

MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Massachusetts, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1921 Dublin Road Richmond, MA 01254 Attention: Brendan Burns
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.

If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Stepstone Art Resources, LLC
By_____ Name: Title:

EXHIBIT D
Form of Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

STEPSTONE ART RESOURCES LLC
CROWD NOTE

FOR VALUE RECEIVED, Stepstone Art Resources LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in the MicroVentures platform (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is December 17, 2018.

1. Definitions.

 a.   "**Combined Offerings**" shall mean the Company's concurrent offerings under both Regulation CF and Regulation D in the same round.

 b.   "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

 c.   "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

 d.   "**Corporate Transaction**" shall mean:

  i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least

1

50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF and a total of $2,000,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price

l. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

m. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

      ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF and a total of $25,000 raised under the Combined Offerings.

o. **"Target D Minimum"** shall mean $25,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

         ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of

amounts due to the Investor pursuant to Section 2.3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVentures, or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of

Massachusetts as applied to other instruments made by Massachusetts residents to be performed entirely within the state of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Closing Procedures**. No investor funds shall be released to the Company until either the Target CF Minimum or Target D Minimum is met for the Regulation CF and Regulation D portion of the offering respectively. The Target CF Minimum and/or Target D Minimum must be met on or before the Offering End Date for funds to be released.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Boston, Massachusetts unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck

2018



see | me

STEPSTONE ART RESOURCES (STAR)

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

WHAT

STAR is building an <u>ecosystem</u> for artists and art enthusiasts in a way that:

- Seeks to create recognition and value for artists and their work

- Enables enthusiasts to discover new and emerging artists and their art

- Makes it easier for corporations to discover and license unique art



HOW

- Experienced team focused on rapid execution

- Opportunistic acquisition of assets

- Scalable business model

see | me   is our flagship brand/community

see | me



Three-sided marketplace:
Artists, Enthusiasts & Corporate sponsors

01
Enthusiasts interact with artists and purchase products based on art

- High quality, limited edition
- Direct connections with artists—like, share, promote
- Buy unique products and support the Arts

02
Artists become members and enter juried exhibitions

- Submit artwork, grant rights
- Email and social promotion
- Get "discovered"

03
Corporations

- Align with the arts
- Generate buzz
- Access to unique images and content

Problem & Opportunity

PROBLEM:

Art sales are a $63+[i] billion market – largely opaque and can be difficult for artists with no "process or path to success"

Art Fairs – rapid growth but too expensive and exclusionary[i]

Digital Platforms (Like Instagram) - lack cohesion and curation, making it potentially difficult for artists to differentiate themselves

Overall – lots of noise and hype

Opportunity:

Digital exhibitions aligned with cultural events (like Art Basel Miami or Fashion Week)

- Seeks to attract artists and generate exposure
- Natural curation process as artists want to be involved in the competitions
- Buzz and effective acquisition for consumers and artistic content



[i]https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf

Management Team



BRENDAN
BURNS

BIZDEV + STRATEGY

―――――

Startup Veteran,
Business Builder

1000Museums
Columbia University

RICH
ROSA

TECH + EVENTS

―――――

Venture Capital, Events Mgmt,
Product

Sterling Growth Capital,
Scholastic, 800Flowers

GRACE
SHANON

GALLERY + COMMUNITY

―――――

Fintech
Arts Advocate

Goldman Sachs,
Ecommerce

SERENA
REYNOLDS

SOCIAL MEDIA

―――――

Film production, Content
curation, Social Media
Marketing

Parsons

ALEX
NERO

CREATIVE/TECHNOLOGY

―――――

Professional Artist

Full Stack Developer



THE
MARKET

$63B[i] GLOBAL MARKET

Demand for art is high-but discovery is changing

Art fairs are a rapidly growing part of artists' and dealers' business, representing 41% of total sales in 2016.[i]

Visits to Museums approximate 900 million, 2x as many as all major league sports and theme park visits combined.[ii]

Online art sales have become an important way to reach new customers, with almost half of all sales—45%—made to new clients that had never been to the gallery or met the artists in person.[iii]

i. https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf
Ii. https://www.aam-us.org/programs/about-museums/museum-facts-data/
iii. https://d2u3kfwd92fzu7.cloudfront.net/Art%20Basel%20and%20UBS_The%20Art%20Market_2018_2.pdf

Business Model

01
EXHIBITION

- Artist Member "Open Call" Competitions Aligned with Major Cultural Events

- Pick 150-200 Semi-Finalists - 2 Weeks Before Final // Gain Rights to Best Work

- Promote Artists & Work Across All Channels - Website, Social Media, Email & Press/Media

- Pick 10 Finalists - Increase Promotion

02
VALUE

- Artist become Members – Annual Membership Fee

- Exhibitions // Competitions Seek to Drive Recognition and Enthusiast Participation

- Reach out to Corporations to Align with SeeMe and Associate with Supporting Culture and Art

- Follow-on Opportunities Around Merchandising

03
COMMERCIAL, REAL ESTATE, GALLERY

Revenue:

- Memberships (recurring)

- Product Sales

- Commissions & Royalties

8

Unit Economics & Upside

Artists become members and together we market their work through our network



Member fee:
$119 per year (90% gross margin)

Wide sales range:
Artists prints are typically priced between $50 to $5,000

Additional opportunities in commercial representation and licensing

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Marketing & Social Footprint



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OUR STORY
FRANCESCA POMPEI
MARCH 25, 2018
OLGA SABO
MARCH 24, 2018
GREGORY PRESCOTT
MARCH 23, 2018

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See Me added 12 new photos to the album: SeeMe at PUBLIC ARTS Finalists — with Norma Arboleya de Ibañez.
March 14 at 8:43pm
SeeMe at PUBLIC ARTS Finalists
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MARCH 22ND, 2018
PREMIERE PROFILE: ALEX NERO

TWITTER	INSTAGRAM	FACEBOOK	EMAIL LIST
30.5k	12.5k	401k	1MM

Execution Plan & Traction

01 Run 7 competitions in 2018 – 12 in 2019

02 Exceed 5000 members in 2018-19 (already reached 12% of goal)

03 Corporate agreements (3 in process)

04 Launch Gallery (beta launched; full launch in June 2018)

05 Smart contract for rights management in Q4 2018

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2018


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STEPSTONE ART RESOURCES (STAR)

EXHIBIT F
Video Transcript

"The creation of art fosters joy, bridges social and cultural differences and brings people together to celebrate beauty.

Yet, there are millions of talented artists in the world today who make incredible things that will never be seen.

For these artists the lack of connection with someone who will appreciate and pay for their work, it often means toiling away at jobs that are not consistent with their passion.

Brendan Intro:
My name is Brendan Burns and I am the founder of Stepstone Art Resources and CEO of See.me. My mission in life is to help other people realize their dreams.

I met the team at See.Me a year ago and since then we have relaunched SeeMe in a new direction. Together, we aim to build a community culture that truly helps artists pursue their passion.

"SeeMe is the first building block of a vision that unites artists and photographers with collectors and art enthusiasts.

- Since our inception we have worked with hundreds of thousands of artists and impacted thousands of careers;

- We've hosted dozens of exhibitions from New York City to Art Basel Miami to The White House to The Louvre --- visited by over 250,000 guests

- Our social footprint and brand recognition is strong and growing;
  (pause)
  Today we reach over 1 Million people across email and social channels

SO, Here is how it works:
1)   We announce a juried competition
2)   Artists from around the world enter and submit work

3)   We identify the best work and artists and give them broad recognition
4)   We make the top work available for purchase --
 to collectors and enthusiasts
5)   And We produce art exhibitions generating exposure and excitement
and PROMOTE the entire process over digital channels and social media

*SeeMe earns money from membership fees and the sale of art

*Artists make money from the sale of art and gain value from digital exposure
to collectors and corporate sponsors

*Collectors gain access to unique, authentic work that is a true reflection of
their personal taste AND get satisfaction from supporting emerging artists

- We are raising capital: (PAUSE)

- To Improve our online shop with better search and Artificial
  Intelligence for art matching

- To Build online education tools, videos, and resources

- To Bring our artists to more exhibitions, such as we do at Art Basel
  Miami

- And to Develop "smart contract" technology on the blockchain to
  protect the artist's intellectual property

We believe / that great art / deserves endless attention.

Thank you!

…. for listening and investing.